March 15, 2006
Mr. Jeffrey Werbitt Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	US LEC Corp.
Amended Schedule TO-I/A
Filed March 13, 2006
File No. 005-54177

Dear Mr. Werbitt:

On behalf of US LEC Corp. (the “Company”), we are responding to the comment in your letter of March 14, 2006 requesting that the Company include in Selected Financial Data (SFD) in its Amended Schedule TO the Company’s book value per share as of December 31, 2005 and its ratio of earnings to fixed charges for 2004 and 2005. The Company believes these items are not material to an optionee’s decision to participate in the Company’s exchange offer and respectively request that the staff concur with this view.

As of December 31, 2005, the Company had a negative book value per share of $8.55. The Company also had negative book values per share at the end of each of the previous four fiscal years. The Company’s ratio of earnings to fixed charges in 2004 and 2005 reflected less than one-to-one coverage. The dollar amount of the deficiency was $19,762,000 in 2004 and $38,648,000 in 2005. There was a dollar deficiency in each of the previous three years as well.

The Company believes this financial data is not material for purposes of the option exchange offer for the following reasons:

1. The Company grants options primarily as a means to compensate its employees. This objective is achieved only if the market price of the Company’s common stock exceeds the exercise price of the options over time. Unfortunately, this has rarely occurred in recent years. Through the exchange offer, eligible option holders have the opportunity to reduce the exercise price of their options and enhance their opportunity for realizing value from their options in the future. Eligible option holders are not making a decision to invest in the Company’s common stock at this stage; that decision will occur when they decide whether to exercise their options. The Company does not believe that a holder of an eligible option will make his or her exchange decision based on whether the Company’s book value per share is negative or positive or whether its ratio of earnings to fixed charges is positive or has a dollar deficiency. If the exercise price of a new option will be substantially less than the exercise price of an option eligible for exchange, this will be the single most important factor that determines whether or not an option holder participates in the exchange offer.

2. As is apparent in SFD, the Company has had a negative net worth for the last five years. To the extent an option holder is interested in this fact, he or she should also easily be able to conclude that

Mr. Jeffrey Werbitt

March 15, 2006

the Company’s book value per share has also been negative. In fact, the figure is readily calculated by dividing the weighted average number of shares outstanding (also in SFD) into Total Stockholders’ Deficiency. By indicating that the negative book value per share is determinable from the information in SFD, the Company is not suggesting it is material to an optionee’s exchange decision. The Company is merely emphasizing that the figure is determinable if an optionee should have an interest in it.

3. The Company’s dollar deficiency in its ratio of earnings to fixed charges will, in the Company’s view, be virtually meaningless to an option holder in deciding whether to participate in the exchange offer. If the Company is asked by an option holder what this means in the context of whether the holder should exchange an option for new one with a lower price, the Company’s management is not at all certain what the answer should be. The Company believes this information may be important in the future when a holder decides to exercise an option, but it is just not relevant to an option exchange decision today.

4. While the Company recognizes that the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to the registration of debt or preference securities, the Company believes it is simply not material in the context of the Company’s exchange offer.

Please advise us by phone at your earliest convenience whether the staff still believes that the Company’s negative book value per share and dollar deficiency in its ratio of earnings to fixed charges should be included in SFD in the Schedule TO and Supplement to the Exchange Offer. Please call me at 704 331 1029 or Tom O’Donnell at 704 331 3542.

Yours truly,

MOORE & VAN ALLEN PLLC

/s/ Barney Stewart III
Barney Stewart III

cc:	J. Lyle Patrick
Thomas Gooley
Michael Shor
Shane Turley